September 11, 2009

Via UPS and EDGAR

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

RE:       Met-Pro Corporation
Form 8-K Item 4.01 filed September 3, 2009
File #1-7763

Dear Mr. Gordon,

We have reviewed your September 9, 2009 letter and would like to provide the following responses.

1. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(l)(i) of Regulation S-K.  It is not sufficient to state that the former accountant combined their practice with another entity.

In the Company’s Form 8-K/A filed on September 11, 2009, clarification was made that the former accountant, Margolis & Company P.C., resigned as of August 31, 2009.

2. The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its reports.  We note your disclosure that there were no disagreements or reportable events through August 31, 2009.  It appears your disclosure should refer to September 1, 2009 instead of August 31, 2009, since this is the effective date in which your former accountant and new accountant combined practices.  Please revise accordingly.

160 Cassell Road, P. O. Box 144, Harleysville, PA 19438-0144 ● (215) 723-6751 ● FAX: (215) 723-6226
Email: mpr@met-pro.com ● Website: www.met-pro.com

Margolis & Company P.C. resigned effective August 31, 2009.  The engagement of the new accountant, Marcum LLP, was effective as of September 2, 2009.  We did not have an accounting firm on September 1, 2009.

3. The disclosures about consultations with your new accountants should include any consultations up through the date of the engagement, which appears to be September 2, 2009 instead of September 1, 2009.  Please revise accordingly.

Met-Pro Corporation engaged Marcum LLP effective September 2, 2009.  In the Company’s Form 8-K/A filed on September 11, 2009, the disclosure date was changed to September 2, 2009.

4.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

In the Company’s Form 8-K/A filed on September 11, 2009, an updated letter from Margolis & Company P.C. has been filed as Exhibit 16.

In connection with the responses to your comments, Met-Pro Corporation acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response provided, please do not hesitate to contact me.

Sincerely,

/s/ Raymond J. De Hont
Raymond J. De Hont
President and Chief Executive Officer